Exhibit (p)(8)

Code of Ethics

I.	STANDARDS OF BUSINESS CONDUCT

1.1	Introduction

As a fiduciary Kingsway Capital Partners Limited (“Kingsway Capital”) stands in a position of trust and confidence with respect to its clients (“Clients”) and investors (“Investors”) where the Client is an alternative investment fund and the Kingsway Capital acts as alternative investment fund manager. Accordingly, Kingsway, together with its participating affiliate, Kingsway Capital Advisors LLP (“KCA LLP”) (described in this Code collectively as the “Firm”) has a duty to place the interests of Kingsway’s Clients before its own interests and that of its staff; to act honestly, in good faith and to exercise the degree of care, diligence and skill that a reasonably prudent investment advisor would exercise in the circumstances.

In order to assist the Firm and its Employees in meeting Kingsway’s obligations as a fiduciary, the Firm has adopted this Code of Ethics (the “Code”), the purpose of which is to ensure the fair treatment of Kingsway’s Clients through the exercise of the highest standards of integrity and ethical business conduct by the Firm and its Employees.

The Codes prohibits the Firm’s personnel from using Firm property or information for personal gain or personally taking for themselves any opportunity that is discovered through their role with the Firm without the express consent of the Compliance Officer1 who can ensure that the conflict is managed and, as necessary, disclosed prior to its occurrence.

Employees must avoid any situation in which personal interests conflict with their duties to the Firm and its Clients. When faced with a conflict of interest, all Employees are required to exercise the business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Firm’s Clients.

Each Employee is subject to the rules and restrictions contained herein with respect to their personal securities trading, gifts and business entertainment, external affiliations and political and governmental activities. The rules set out the minimum standards; however the spirit of the rules must also be complied with. Failure to follow the spirit, as well as the detail, of the rules themselves may result in disciplinary action.

Employees should understand that the general principles apply to all conduct with Clients, external persons and other Employees, whether or not the conduct is covered also by more specific standards or procedures as set forth herein.

Failure to comply with the Code may result in disciplinary action, including termination of employment.

1.2	Persons covered by the Code of Ethics

This Code, including the personal account dealing policies which it contains, applies to all Employees as defined herein. For the purpose of this Code “Employees” includes “relevant persons”2 as defined by the FCA and “Access Persons”3 as defined by the SEC, but will exclude outsourcers operating pursuant to outsource arrangements which address conflicts of interest arising, including personal securities transactions. Due to the size of the Firm all Kingsway Capital and KCA LLP staff are considered to be Access Persons.

[1]	The Compliance Officer is also the Chief Compliance Officer.

[2]	“Relevant person” (in summary) is defined as any of the following (a) a director, partner or equivalent, manager, Employee or appointed representative of the Firm, and (b) any other natural person, including persons operating under an outsourcing arrangement, whose services are placed at the disposal and under the control of the Firm and who is involved in the provision by the Firm of regulated activities.

[3]	“Access Person” means a supervised person who has access to non-public information regarding a Client’s purchase or sale of securities, who is involved in making securities recommendations to Clients or who has access to such recommendations that are non-public; a “supervised person” means a director or officer (or other person occupying a similar status or performing similar functions), Employee and any other person who provides advice on behalf of the Firm and is subject to the Firm’s supervision and control.

1.3	Obligation to Comply with the Law

The Firm and its Employees are required to comply with all laws applicable to its business operations, including, as applicable, the FCA rules and regulations (“FCA Rules”), the Securities Act of 1933, the Exchange Act, the Investment Company Act, the Advisers Act and any rules adopted by the SEC under these and other applicable statutes (“SEC Rules”) and other applicable regulatory and legal obligations concerning the provision of investment services. Employees have a duty to know, understand and comply with any of those laws which apply to their duties and responsibilities. Employees must be aware that their legal obligations may be more extensive than their obligations to the Firm and its Clients.

II.	PERSONAL SECURITIES TRADING

2.1	Definition of “Personal Account”

A Personal Account for the purpose of this Code includes any securities account over which:

(i)	the Employee exercises sole or joint direct or indirect influence or control, or

(ii)	in which the Employee has direct or indirect beneficial ownership. An Employee is deemed to have beneficial ownership if the Employee, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in the Personal Account.

For the avoidance of doubt Personal Accounts include any contractual arrangements for the purchase and sale of securities and not just securities accounts with stock brokers. For example, a pension account should be included unless it is exempt as described below on the grounds that the Employee has no direct or indirect influence or control over the securities invested in by the pension manager.

This policy covers Employees’ own personal securities transactions as well as those of related persons as detailed below. A Personal Account will include any account maintained by or for:

➢	An Employee;

➢	An Employee’s spouse or a partner who is considered by national law to be equivalent to a spouse;

➢	Any Immediate Family Member[4] who is financially dependent upon the Employee or reside in the same household as the Employee;

➢	Any person to whom an Employee provides primary financial support, and either (i) whose financial affairs are controlled by the Employee, or (ii) for whom the Employee provides discretionary advisory services;

[4]	“Immediate family member” shall generally mean spouses (other than a legally separated or divorced spouse of Employees for which the Employee provides no financial support), domestic partners (of the same or opposite gender), siblings, parents, in-laws, children and any other person who is financially dependent on the Employee, including those persons residing with the Employee and those not residing with the Employee.

➢	Any joint account that includes an Employee as a participant;

➢	Any account for which the Employee acts as trustee, executor or custodian (this does not apply to accounts for which the Employee is providing trustee services and has no personal interest, or is relying entirely on the advice of another person such as another broker or a solicitor);

➢	Any account over which the Employee has investment discretion or otherwise can exercise control;

➢	Any partnership, corporation or other entity in which the Employee has a 25% or greater beneficial interest, or in which the Employee exercises effective control; and

➢	Any other account in which an Employee is directly or indirectly financially interested.

Exemptions

Personal Accounts that may be excluded from this policy, with written consent of the Compliance Officer, includes any account over which the Employee has no direct or indirect influence or control (i.e., blind trust, discretionary account or trust managed by a third party).

For a Personal Account to be exempted from this policy the Compliance Officer needs to establish that there is a “reasonable belief” that the relevant Employee has no direct or indirect influence or control over investments in such an account. In addition to details of the agreement or the arrangement, and any relationship or connection of the third party to the Employee, written representations will be periodically be requested from the Employee and the third party that the Employee will not:

1)	suggest a purchase or a sale of a security to the third party,
2)	direct a purchase or sale of securities by the third party; or
3)	consult with the third party as to a “particular” allocation of investments to be made in the accounts.

The Compliance Officer may request holding reports and/or transactions from exempted accounts to monitor that transactions which would be prohibited pursuant to this Code have not been entered into and may withdraw the exempted Personal Account status at any time.

2.2	Definition of “Reportable Securities”

This Code applies to transactions in “Reportable Securities”5 which include stocks, bonds or other debt instruments, participations, convertible securities, warrants, options, futures contracts, CFDs, any other type of derivative instrument, spread bets and funds (including hedge funds and funds managed by Kingsway (“Kingsway Capital Funds”)).

[5]	These include “Designated Investments” as defined by the FCA and any security as defined in section 202(a)(18) of the Securities Exchange Act of 1934 (15 U.S.C. 80b-2(a)(18)); the restrictions set out in this Code extend to any Employee’s involvement in any formal or informal offer to buy or sell, taking up rights on a rights issue and exercising conversion or subscription rights and exercising an option; the restrictions also extend to buying or selling an investment under any offer, including a take-over or tender offer, which is made to the public or all (or substantially all) the holders of the investment concerned.

Exemptions

Reportable Securities do not include the following:

(i)	Non-financial spread bets;

(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(iii)	Shares issued by money market funds;

(iv)	Transactions in direct obligations of the government of the United States; and

(v)	Direct investments into commodities, currencies or cryptocurrencies[6].

III.	RESTRICTIONS ON TRADING IN PERSONAL ACCOUNTS

3.1	Prohibited Personal Transactions

Personal Transactions are prohibited as follows:

Personal investment in listed, publicly traded companies:

(i)	on the Kingsway’s Restricted List as a consequence of holding material, non-public information, corporate or proprietary contractual restrictions or for any other reason;

(ii)	held in the portfolios of any of the Kingsway Capital Funds (including any of their special purpose vehicles);

(iii)	located in those countries included in the MSCI Frontier Markets Index;

(iv)	located in any country in which the Kingsway Fund - Frontier Consumer Franchises and/or the Kingsway Fund - Frontier Consumer Franchises – EXTOBA have invested;

(v)	being considered as a potential investment for its Clients. This is expected to generally imply an intended investment by Kingsway Capital on behalf of its Clients;

(vi)	in an investment is being considered prior to an investment recommendation being made to an advisory Client; and

(vii)	in the next 2 calendar days following an investment recommendation being made to an advisory Client.

Personal investment in private assets:

(i)	which the relevant Kingsway Capital Fund holds or intends to hold, unless prior approval is provided by the Compliance Officer. Personal investment may only be made where a transaction in the private asset has been considered first for Clients with any resultant personal investment being transacted on terms not more favorable to those available to the Client; and

(ii)	in the next 7 calendar days following an investment recommendation being made to an advisory Client, unless the private asset investment is a co-investment with the advisory Client on terms that are not more favorable to those available to the Client.

3.2	Pre-Clearance Requirement

An Employee must obtain pre-clearance from the Kingsway Capital Compliance Officer or his designate, the Head of Dealing, before undertaking trading in any Reportable Securities for their Personal Account. The Compliance Officer must obtain pre-clearance from the Chief Executive Officer (“CEO”) or, in his absence, the Head of Dealing.

[6]	Any indirect investments into cryptocurrencies or funds related to cryptocurrency infrastructure, for example through Kingsway-managed, Kingsway-administered or third-party funds, are not exempt.

For the avoidance of doubt, an Employee must also pre-clear any Personal Transactions in any of the Kingsway Capital Funds managed by the Firm.

In order to apply for pre-clearance, Employees should complete a Personal Transactions request form and forward it to the Compliance Officer. If approval is given it will be confirmed by e-mail.

Apart from approvals for Kingsway Capital Funds or private equity, or as otherwise specified by the Compliance Officer, approval is given for the date of request and the business day following the date of request (on the understanding that the details contained within the request form do not change). If the Personal Transaction is not fully completed on the request date or the following business day, the Employee will need to re-seek approval for the unexecuted portion of the order. For Kingsway Capital Funds the approval remains until the next dealing day.

Initial public offerings and private placements must be prior approved by the Compliance Officer to eliminate the concern that the Employee is misappropriating an investment opportunity that should be made available to Clients first or receiving a personal benefit for directing Client business or brokerage.

Exceptions from Pre-clearance Requirements

The following transactions in Personal Accounts will be exempt only from the pre-clearance requirements.

(A)	Purchases or sales that are non-volitional on the part of the Employee such as acquisitions of securities through stock dividends, stock splits, reverse stock splits, mergers, consolidations, spin-offs, and other similar corporate reorganizations.

(B)	Purchases or sales pursuant to an automatic investment plan; (i.e., a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including any dividend reinvestment plans).

3.3	Holding Period

Securities purchased as the result of a Personal Transaction are subject to a minimum holding period of 60 calendar days. For the avoidance of doubt, the sale of such security is subject to this Code and must be the subject of separate pre-clearance by the Compliance Officer.

4	Important Restrictions

An Employee can trade in a Personal Account only where there is nothing to his/her knowledge to prevent the trade being undertaken because of a conflict of interest or other restriction. This includes, but is not limited to, any conflicts that could possibly arise in connection with Client trades and insider information. In addition, the following important prohibitions apply to trading in Personal Accounts:

(i)	Counselling and Procuring

Any Employee who is precluded from entering into a transaction for his or her Personal Account must not:

(a)	procure any other person to enter into such a transaction; or

(b)	communicate any information or opinion to any other person if he knows or ought to know that the person will as a result, enter into such a transaction, or counsel or procure some other person to do so.

This does not apply to actions which an Employee might take in the course of his or her employment with the Firm. For example, the fact that an Employee is prohibited from dealing in a security as a result of (a) or (b) above does not, necessarily, mean that the Employee is precluded from dealing for a Client.

(ii)	Dealing when in possession of “Inside Information”

Dealing whist in possession of “inside information” is not permitted.7 Employees must be mindful that the receipt of “inside information” may have arisen as a result of being a member of the board of publicly traded portfolio companies or via other consultants or advisers to portfolio companies appointed to act in the interests of Kingsway Clients.

(iii)	Dealing in Investments or Related Investments Listed on the “Restricted List”

Dealing for a Personal Account in securities on the Firm’s Restricted List in not permitted.8

(iv)	Co-investing in private asset opportunities

Employees may co-invest in private asset opportunities alongside certain Kingsway Capital Funds, following approval by the Compliance Officer. As a result of portfolio and trading information held by the Firm this presents a potential conflict of interest, as Employees, are in a position to invest or divest in a manner that could adversely affect the risk profile of relevant Kingsway Capital Fund. In addition to affecting Employee’s objectivity, these practices by Kingsway Capital and its Employees may also harm such Clients by adversely affecting the price at which the Clients’ investments are executed or whether they could invest or divest at all.

Employees (including connected persons) shall not be permitted to transact on terms more favourable than to the Client nor to “front-run” Client transactions. Such matters will be taken into account when the Compliance Officer is considering the request for dealing approval.

Subsequent sales and purchases of private asset securities by Employees in Personal Accounts which may be the same as, different from, or even opposite to the activity undertaken by Kingsway Capital for its discretionary managed Clients with respect to that same security, where this is not in the best interests of the relevant Kingsway Capital Funds, will be restricted or denied.

(v)	Existing holdings of private asset investments

Employees may not invest on behalf of Clients in private asset securities in which they and other Kingsway Capital related persons already hold an existing position, which could constitute a material financial interest, unless, exceptionally, the Compliance Officer provides written approval. Retention of such a holding otherwise creates a conflict of interest because Kingsway Capital personnel, and their related persons, have an incentive, to buy or sell such securities, based on their own financial interests, rather than solely in the interest of the Client.

Pre-clearance shall only be provided by the Compliance Officer, where the Firm has disclosed the existence of the conflict of interest inherent in the private holding by related persons to the Kingsway Capital Fund, prior to the completion of the Client transaction, and where the consent of the relevant Kingsway Capital Fund’s Board of Directors, and any relevant Advisory Board has been obtained. Conditions regarding disposal of the existing holding may be put in place.

[7]	For a definition of inside information please refer to the Compliance Manual.
[8]	For a description of the procedures relating to the Firm’s Restricted List, please refer to the UK Compliance Manual.

(vi)	Selling or Buying from a Client

Employees are not permitted to buy securities from or sell securities to the Kingsway Capital Funds (i.e. Clients) in their Personal Accounts.

(v)	Buying shares or units from an Investor in a Client

Sales by individual Investors of Kingsway Capital Fund shares or interests related to private assets, including side pocket share classes, to Kingsway Capital personnel and related persons may not be solicited by Kingsway Capital personnel. Any transactions may only be made with pre-approval of Compliance Officer and the relevant Board of Directors to ensure that conflicts of interest, including consideration of the fairness of the price of the transaction, is properly managed.

Such transactions may only be undertaken by written agreement between the parties which will make it clear that the transaction is a personal transaction with Kingsway Capital not acting as an arranger. Full disclosure to the Investor that Kingsway Capital personnel may be in possession of information that is not available to other Investors and prospective Investors shall be provided in the written agreement prior to the transaction.

vi)	Personal Benefits

If an Employee’s functions involves giving investment advice, including the preparation of research material, or entering into transactions in investments for the account of the Firm’s Clients, the Employee must not accept from any person any benefit or inducement which might be seen as conflicting with the Employee’s duties to the Firm or to any of the Firm’s Clients. Benefits and inducements mean credit, any other financial advantage including any opportunity to make, receive or increase any gain or revenue or to avoid or reduce any loss or expense, money or other property, or gift and any service, facility, system or information.

IV.	REPORTING REQUIREMENTS

4.1	Transaction Reports

After executing a trade on a Personal Account, the Employee must ensure that the Compliance Officer promptly receives a copy of the contract note (or similar report) in respect of the transaction. The Employee must request each broker and/or bank/custodian at which the Employee maintains a Personal Account to supply duplicate contract notes and account statements directly to the Compliance Officer, or his designee.

In addition, a quarterly confirmation that Personal Account transactions have been conducted and pre-cleared, or a statement that no such transactions have occurred, signed off by the Employee, must be submitted to the Compliance Officer no later than 30 days after the close of the quarterly reporting period.

4.2	Holdings Reports

Employees are required to disclose all their Personal Accounts and submit a statement for each Personal Account detailing all Reportable Securities held, at the start of employment or no later than 10 days after becoming an Access Person and annually thereafter. Holding Reports must contain the information set out in the pro-forma attached. Holdings reports should be dated no more than 45 days prior to the reporting date.

An Employee must notify the Compliance Officer promptly of any new Personal Account containing Reportable Securities.

4.3	Personal Accounts

Employees are required to notify the Compliance Officer of all Personal Accounts specifying, where applicable, the name of the name and address of the broker, the account holder’s full name and the account number and confirm agreement for the Compliance Officer to contact the broker to arrange for duplicate Personal Account confirmation notes to the Firm.

Employees are not permitted to undertake Personal Account transactions with the same individual employee at a broker with whom business is conducted on behalf of the Firm’s Clients.

V.	Gifts and Business Entertainment

5.1	The Policy

The Firm operates a Gifts and Business Entertainment policy applicable to benefits or inducements given to or provided by Employees which might be seen as conflicting with their duties to the Firm or to any of Kingsway’s Clients. Employees are required to act honestly, fairly and professionally in accordance with the best interests of the Firm’s Clients at all times. Employees are prohibited from using their position at the Firm to solicit an item of value from any person or company that does business with the Firm. Unsolicited gifts and entertainment may be received in accordance with this policy.

5.2	General standards

Staff are prohibited from giving or accepting any cash gifts or cash equivalents to or from a Client, an Investor, prospective Investor, or any entity that does business with or potentially could conduct business with or on behalf of the Firm as this may constitute an unacceptable bribe pursuant to the UK Bribery Act 2010 or the US Foreign Corrupt Practices Act of 1977.

No gift, entertainment or other non-monetary benefit of any value whatsoever involving government officials or their families (including a governmental, quasi-governmental or local authority) or political contributions may be given or sponsored by the Firm or any staff without the prior written approval of the Compliance Officer. Such gifts may constitute unacceptable bribes in certain jurisdictions and, in the case of US governmental or quasi-governmental clients, may restrict the receipt of investment management fees for a two year period pursuant to the so called “pay-to-pay” rules.

Employees may not give any gifts or entertainment to an ERISA plan fiduciary (including, among others, trustees and individuals exercising discretion in the administration of the plan and members of a plan’s administrative committee) without prior approval of the Compliance Officer. Such gifts and entertainment is restricted to USD250 (or equivalent in currency) in value per calendar year and are disclosable.

An inducement, gift or entertainment cannot to be provided by Employees in a personal capacity to avoid the application of this policy.

5.3	Gifts and Entertainment from third parties

Subject to the general restrictions above, acceptable minor non-monetary benefits defined in FCA Rules that may be received include:

●	hospitality of a reasonable de minimis value, such as food and drink at a conference or a business meeting conducive to conducting business.

●	participation in conferences, seminars and other training events (“conferences”) related to specific financial instruments or services;

●	generic information on financial instruments or information (e.g. trade ideas and commentary that does not constitute research);

●	written material from a third party that is commissioned and paid for by a corporate issuer (or potential issuer) that is made available to anyone wishing to receive the material;

●	new issue research produced by the issuer and disseminated to all prospective issuers;

●	certain issuer research for new issues and research received during a 3 month trial period.

Finally, the Firm will deem business entertainment and occasional gifts that are inherently de-minimis, as further described below, to be acceptable minor non-monetary benefits.

A non-monetary benefit that involves a third party allocating valuable resources to the Firm is not a minor non-monetary benefit and accordingly is considered to impair compliance with the Firm’s duty to act in the best interest of its Clients.

Please note the ERISA restriction above.

It is expected that the person providing the entertainment is present at the event as a business benefit. Where personnel external to the Firm e.g. spouses are involved, the Compliance Officer will determine whether this has a business purpose or whether this expense should be paid by the Employee.

Where staff travel on broker or issuer sponsored research trips, the Firm should pay for the cost of travel and accommodation.

In no circumstances may any benefit received impair Kingsway’s ability to act in the best interests of its Clients.

5.4	Gifts and Entertainment from Clients/Investors

Reasonable gifts and entertainment may be given to or received from Clients or Investors, provided such entertainment does influence the Employee acting in the best interests of other Clients or Investors.

5.5	Prior approval

Prior written approval by the Compliance Officer is required for the retention of any gift or entertainment received or given above £200 in value as far as this is practicable. Where the inducement cannot be reported in advance subsequent approval is to be immediately sought from the Compliance Officer. Prior approval for gifts and entertainment received or given by the Compliance Officer should be approved by the CEO.

The Compliance Officer may require that a gift is returned or entertainment is not accepted. Where it is unacceptable for a gift to be returned, for example, for cultural reasons, then the gift may given to charity or raffled within the Firm.

5.6	Reporting

The Compliance Officer, or his designee, must be notified of all gifts (e.g. bottles of wine), and entertainment (including business meals, conferences and sporting and cultural events) in excess of a reasonable de minimis value (e.g. non-extravagant food and drink during a business meeting).

Details should be e-mailed to Olivia Whelan ow@kingswaycap.com for inclusion in the Gifts and Entertainment log.

Reporting of gifts and entertainment must be in writing (email will suffice), disclosing inter alia, the name of relevant staff member and external party(ies) involved, a description of the gift, entertainment or business meal to be received, an indication of approximate value and details of how it enhances the quality of service provided to Clients.

Each member of staff will be required to confirm in writing on a quarterly basis that they have reported all relevant gifts and entertainment given or received or must include any previously unreported or prospective gifts and entertainment in excess of a de minimis value as described above.

The Gifts and Entertainment Log which will be reviewed as part of quarterly compliance monitoring, however, it is the responsibility of Employees to ensure that their entries in the Gifts and Entertainment Log are complete.

Participation in conferences organised and paid for by third-parties, including brokers, on the benefits and features of a specific financial instrument or an investment service are permitted but must be reported and logged as non-monetary benefits.

.7	Client Disclosure

Client are to be notified that only minor non-monetary benefits, as defined by the FCA Rules, may be received by the Firm. Required annual cost disclosure to Client may describe minor non-monetary benefits in a generic way while other non-monetary benefits received, if any, must be priced and disclosed separately.

VI.	Outside Affiliations

6.1	Policy

Kingsway Capital requires that all personnel avoid any relationship or activity that might impair, or appear to impair, such individual’s ability to make objective and fair decisions in performing their roles.

Employees’ service on the board of directors of an outside company, as well as other activities or affiliations outside the Firm may give rise to potential conflicts of interest, non-exhaustive examples of which include:

-	Serving a charitable organization as both an officer, director, trustee, or in another managerial or financial capacity and investment manager of record or for a client account investing in similar securities.

-	Serving an estate account as both executor and/or administrator and investment manager of record or for a client account investing in similar securities.

-	Serving a trust/fiduciary account as both trustee/fiduciary and investment manager of record or for a client account investing in similar securities.

-	Serving a corporation or firm account as both director (officer or general partner) and investment manager of record or for a client account investing in similar securities.

It is the Firm’s policy that external business activities or affiliations are generally prohibited unless the Firm has determined that (i) such activity is not in inconsistent with the interests of the Firm’s Clients, and (ii) does not interfere with the relevant Employee’s duties to the Firm.

Therefore, no Employee may serve as an officer, director, general partner, trustee, owner, proprietor, member of a limited liability company or partnership, consultant or agent for any business operation other than the Firm or its affiliates without prior written approval from the Compliance Officer.

6.2	Approval Process

Any Employee who wishes to serve as an officer, director, general partner, trustee, owner, proprietor, member of a limited liability company or partnership, consultant or agent for any business operation other than the firm or its affiliates must consult with and obtain the approval of the Compliance Officer. To obtain approval:

➢	The Employee must set out in writing (e-mail is acceptable) the nature of any outside affiliation, the reasons for the affiliation and must describe any measures that will be taken to reduce the potential conflict of interest involved.

➢	The Compliance Officer’s approval must be documented in writing. The CEO should approve outside affiliations of the Compliance Officer.

The approval process outlined above also applies any time an Employee changes his/her status with respect to an outside affiliation.

On occasion, Employees may be required to supply the Compliance Officer with additional information concerning an outside affiliation before a decision is reached.

6.3	Personal Connections

Staff are required to disclose to the Compliance Officer if, to the extent known, an Immediate Family Member or close personal contact (collectively a “Personal Connection”) is employed by or serves as a director of an organisation which may give rise to a conflict of interest. Examples of conflicts of interest that may arise are:

➢	A member of the Firm’s trading desk has a Personal Connection employed by or serving as a director of a broker used by the Firm or where such an appointment is being contemplated; or

➢	A staff member with authority to appoint third party contractors has a Personal Connection employed by or acting as a director of a contractor appointed by the Firm or seeking to be appointed by the Firm.

Please note that the above is not an exhaustive list and, if in doubt, guidance should be sought from the Compliance Officer.

6.4	Affiliations with Publicly Traded Issuers

An outside affiliation involving publicly traded issuers must be reported to the Compliance Officer if:

(a)	The issuer for which an Employee has been previously approved as director/trustee, officer or general partner intends to commence public trading;

(b)	To the knowledge of the employee, a “family member” or a Personal Connection is, or becomes, an officer, general partner or director/trustee of a publicly traded issuer; or

(c)	To the knowledge of the Employee, he/she or a “family member” individually or together with others beneficially owns, in the aggregate, 5% or more of the equity securities of a publicly traded issuer.

6.5	Interest in Clients/Parties Doing Business with the Firm

No Employee may, without written approval, have a substantial interest in any outside business that, to his/her knowledge is a client of, or otherwise involved currently in a business transaction with the Firm on behalf of its Clients.

A substantial interest includes:

➢	any investment in an outside business involving an amount which exceeds the greater of 10% of an Employee’s gross assets, or £10,000 GBP (or equivalent); or

➢	any investment in an outside business involving an ownership interest greater than 2% of the outstanding equity interests in the business.

6.6	Political and Governmental Activities

Except with prior approval from the Compliance Officer no corporate political contributions or in-house activities (or commitments for contributions or in-house activities) may be made or undertaken. This prohibition applies to both US and non-US political and governmental activities. This is an important restriction as violation of rules known as the US “pay-to-play” rules by Employees or, potentially, Immediate Family Members will restrict the collection of investment management fees for a two year period.

➢	Contributions to incumbents, candidates and political campaigns;
➢	Contributions in support of or opposed to ballot issues;
➢	Payments of honoraria; and
➢	Donation of the Firm’s services of value to an incumbent or candidate for the purpose of influencing any election, reducing debt in connection with an election, or paying for transition or inaugural expenses incurred by a successful candidate.

Prohibited in-house activities include the donations of services, such as an Employee’s time during normal work hours, corporate equipment or facilities, or other corporate resources.

An Employee must report to the Compliance Officer if he/she:

➢	Holds an elected or appointed governmental, municipal or political party office or position; or
➢	Serves as an elected or appointed member of a governmental, municipal or political party board, body or advisory committee.

6.7	Reporting

All Employees will be required to submit a signed written statement annually detailing their external affiliations and that they have declared any political contributions.

VII.	Exceptions to the Code

The Compliance Officer may, under very limited circumstances, grant an exception from the requirements of the Code on a case-by-case basis, provided that:

➢	The Employee seeking the exception provides the Compliance Officer with a written statement (i) detailing the efforts made to comply with the requirement from which the Employee seeks an exception and (ii) containing a representation that compliance with the requirement would impose significant undue hardship on the Employee;
➢	The Compliance Officer believes that the exception would not harm or defraud a client, violate the general principles stated in the Code or compromise the Employee’s or Kingsway’s fiduciary duty to any client; and
➢	The Employee provides any supporting documentation that the Compliance Officer may request from the Employee.

No exceptions may be made to the fundamental requirements contained in the Code that have been adopted to meet applicable laws including, inter alia, the Advisers Act.

VIII.	Administration of the Code

8.1	ACKNOWLEDGEMENT

The Compliance Officer shall distribute annually a copy of the Code to all Employees. The Compliance Officer will also distribute promptly all amendments to the Code.

All Employees are required annually to sign and acknowledge their receipt of this Code by signing a form of acknowledgement (generally in the form of the Firm’s Employee Reporting Statement).

8.2	ADV Disclosure

The Compliance Officer shall ensure that the Firm’s Form ADV:

(i)	describes the Code of Ethics in Item 11 of Part 2A, and

(ii)	offers to provide a copy of the Code of Ethics to any client or prospective client upon request.

8.3	Disclosure of Conflicts of Interest or Violations of the Code

If Employees are aware of a conflict of interest or any violation of the Code, policies or the law, they are under a duty to provide all details of the conflict of interest or violation to the Compliance Officer immediately. The Compliance Officer will keep proper records of all such disclosures and serious violations may lead to disciplinary action including possibly dismissal.

8.4	Authority to Exempt Transactions

The Compliance Officer has the authority to exempt any Employee or any personal securities transaction of an Employee from any or all of the provisions of this Code of Ethics if the Compliance Officer determines that such exemption would not be against any interests of a client and would be in accordance with applicable law. The Compliance Officer will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

8.5	Record Keeping

The Compliance Officer will keep in an easily accessible place copies of this Code of Ethics, all Broker’s Confirmations and, all trade confirmations, account statements, periodic statements and reports of Employees, copies of all pre-clearance forms, records of violations and actions taken as a result of violations, acknowledgments and other memoranda relating to the administration of this Code. These records should be retained for at least 5 years.

HOLDING AND BROKER REPORT – PROFORMA

Kingsway Capital - Holdings Report
Security Name	Number of Shares	Principal Amount	Currency	Type of security	Broker	CUSIP or equivalent	Notes

I certify that I have reported on this form, or that you have received duplicate brokerage statements of, all holdings in Reportable Investments in which I have any direct or indirect beneficial ownership.

Date:

Signed: